Filed by AstraZeneca PLC

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Alexion Pharmaceuticals, Inc.

(Commission File No. 000-27756)

Date: February 11, 2021

The following presentation was made available by AstraZeneca PLC on its website on February 11, 2021

FY2020results Conference call and webcast for investors and analysts 11 February 2021

Forward-looking statements In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act of 1995, AstraZeneca (hereafter ‘the Group’) provides the following cautionary statement: this document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although the Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group’s control, include, among other things: the risk of failure or delay in delivery of pipeline or launch of new medicines; the risk of failure to meet regulatory or ethical requirements for medicine development or approval; the risk of failure to obtain, defend and enforce effective intellectual property (IP) protection and IP challenges by third parties; the impact of competitive pressures including expiry or loss of IP rights, and generic competition; the impact of price controls and reductions; the impact of economic, regulatory and political pressures; the impact of uncertainty and volatility in relation to the UK’s exit from the EU; the risk of failures or delays in the quality or execution of the Group’s commercial strategies; the risk of failure to maintain supply of compliant, quality medicines; the risk of illegal trade in the Group’s medicines; the impact of reliance on third-party goods and services; the risk of failure in information technology, data protection or cybercrime; the risk of failure of critical processes; any expected gains from productivity initiatives are uncertain; the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce, including following the Alexion Pharmaceuticals, Inc. (hereafter ‘Alexion’) transaction; the risk of failure to adhere to applicable laws, rules and regulations; the risk of the safety and efficacy of marketed medicines being questioned; the risk of adverse outcome of litigation and/or governmental investigations, including relating to the Alexion transaction; the risk of failure to adhere to increasingly stringent anti-bribery and anti-corruption legislation; the risk of failure to achieve strategic plans or meet targets or expectations; the risk of failure in financial control or the occurrence of fraud; the risk of unexpected deterioration in the Group’s financial position; the impact that the COVID-19 global pandemic may have or continue to have on these risks, on the Group’s ability to continue to mitigate these risks, and on the Group’s operations, financial results or financial condition; the risk that a condition to the closing of the transaction with Alexion may not be satisfied, or that a regulatory approval that may be required for the transaction is delayed or is obtained subject to conditions that are not anticipated; the risk that the Group is unable to achieve the synergies and value creation contemplated by the Alexion transaction, or that the Group is unable to promptly and effectively integrate Alexion’s businesses; and the risk that management’s time and attention are diverted on transaction-related issues or that disruption from the Alexion transaction makes it more difficult to maintain business, contractual and operational relationships. Nothing in this document, or any related presentation/webcast, should be construed as a profit forecast. 2

Forward-looking statements, proposed acquisition of Alexion Important additional information In connection with the proposed transaction, the Group intends to file a registration statement on Form F-4 with the SEC, which will include a document that serves as a prospectus of the Group and a proxy statement of Alexion (the 'proxy statement/prospectus'), Alexion intends to file a proxy statement with the SEC (the 'proxy statement') and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders of Alexion are urged to carefully read the entire registration statement and proxy statement/prospectus or proxy statement and other relevant documents filed with the SEC when they become available, because they will contain important information. A definitive proxy statement/prospectus or a definitive proxy statement will be sent to Alexion’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC’s website or from the Group or Alexion as described in the paragraphs below. The documents filed by the Group with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on the Group’s website at http://www.astrazeneca.com under the tab 'Investors'. The documents filed by Alexion with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on Alexion’s internet website at http://www.alexion.com under the tab, 'Investors' and under the heading 'SEC Filings' or by contacting Alexion’s Investor Relations Department at investorrelations@alexion.com. Participants in the solicitation The Group, Alexion and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Alexion shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Alexion in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus or proxy statement when it is filed with the SEC. Information about the directors and executive officers of Alexion and their ownership of Alexion shares is set forth in the definitive proxy statement for Alexion’s 2020 special meeting of shareholders, as previously filed with the SEC on March 26, 2020. Free copies of these documents may be obtained as described in the paragraphs above. 3

Speakers Executive Vice President, Executive Vice President, President (for Q&A) 4 Pascal Soriot Executive Director and Chief Executive Officer Dave Fredrickson Executive Vice President, Oncology Business Unit Ruud Dobber Executive Vice President, BioPharmaceuticals Business Unit Mene Pangalos BioPharmaceuticals R&D Marc Dunoyer Executive Director and Chief Financial Officer Pam Cheng Executive Vice President, Operations & IT (for Q&A) Leon Wang International and China

Agenda Overview Oncology BioPharmaceuticals, Emerging markets Finance Pipeline update, news flow Closing and Q&A 5

FY 2020: strong and resilient double-digit performance Key highlights Total revenue up by 10%, continuing double-digit trajectory underpinned by focused R&D and SG&A investment Revenue growth: new medicines1 +33%. Oncology +24% and New CVRM2 +9%. Respiratory & Immunology stable and Emerging markets +10%, despite COVID-193 impact to Pulmicort Core operating profit up by 17% despite lower core OOI4 (-2%) Core EPS5 $4.02 (+18%), including 20% tax rate Cash improving, including net cash inflow from operating activities at $4.8bn Pipeline progress underpinning future double-digit revenue growth ESG6: COVID-19 vaccine authorised with supplies ramping up 2021 guidance: total revenue increase by a low teens percentage, accompanied by faster growth in core EPS to $4.75 to $5.00 Absolute values at actual exchange rates; changes at constant exchange rates (CER) and for full-year (FY) 2020, unless stated otherwise. Guidance at CER and excludes COVID-19 Vaccine AstraZeneca and Alexion. 1. Total revenue for Tagrisso, Imfinzi, Farxiga, Lynparza, Calquence, Fasenra, Enhertu, Lokelma, Koselugo, Brilinta, roxadustat, Breztri and Bevespi 2. New Cardiovascular, Renal and Metabolism comprising Brilinta, Renal and Diabetes 3. Coronavirus disease; an infectious disease caused by a newly discovered coronavirus 4. Other operating income 5. Earnings per share 6. Environmental, social and (corporate) governance (topics). 6

Strong progress in the late-stage pipeline

Important milestones since the last results update

	Medicine	Indication (geography)
Regulatory approvals	*Tagrisso*	adjuvant NSCLC[1] (EGFRm[2]) (US)
	Imfinzi	new Q4W[3] dosing (US, EU)
	Lynparza	ovarian cancer (1st line[4], HRD+[5]) (PAOLA-1) (EU, JP)
		prostate cancer (2nd line[6], BRCAm[7]) (EU, JP)
		pancreatic cancer (1st line, BRCAm) (JP)
	Enhertu	gastric cancer (2nd line+, HER2+[8]) (US)
		breast cancer (3rd line[9], HER2+) (EU)
	Calquence	CLL[10] (EU, JP)
	Forxiga	HF[11] CVOT[12] (EU, JP, CN)
	Brilinta	stroke (THALES) (US)
	Symbicort	mild asthma (CN)
	Trixeo	COPD[13] (EU)
	COVID-19 Vaccine AstraZeneca	COVID-19 (UK; authorisation for emergency supply, EU; conditional marketing authorisation)
Regulatory submission acceptances and/or submissions	*Tagrisso*	adjuvant NSCLC (EGFRm) (EU)
	Lynparza	prostate cancer (2nd line, BRCAm) (CN)
	Farxiga	CKD[14] (US, JP; priority reviews, EU, CN)
	anifrolumab	lupus (SLE[15]) (JP)
Major Phase III data readouts or other significant developments	*Imfinzi*	biliary tract cancer: Orphan Drug Designation (US)
	Imfinzi + treme	head & neck cancer (1st line): Phase III primary endpoint not met
	tremelimumab	liver cancer: orphan designation (EU)
	Calquence	CLL (R/R[16]) (ELEVATE R/R): Phase III primary endpoint met
	tezepelumab	severe asthma: Phase III primary endpoint met

1. Non-small cell lung cancer 2. Epidermal growth factor receptor mutation 3. Once every four weeks 4. 1st treatment in the metastatic setting 5. Homologous recombination deficiency positive 6. 2nd treatment in the metastatic setting 7. Breast cancer susceptibility gene 1/2 mutation 8. Human epidermal growth factor receptor 2 positive 9. 3rd treatment in the metastatic setting 10. Chronic lymphocytic leukaemia 11. Heart failure 12. CV outcomes trial 13. Chronic obstructive pulmonary disease 14. Chronic kidney disease 15. Systemic lupus erythematosus 16. Relapsed/refractory. Status as of 11 February 2021.



7

FY 2020: total revenue +10% New medicines continued to grow Significant revenue recovery including New medicines the Oncology New CVRM Respiratory & Immunology Absolute values at CER. 1. Total revenue for Tagrisso, Imfinzi, Farxiga, Lynparza, Calquence, Fasenra, Enhertu, Lokelma, Koselugo, Brilinta, roxadustat, Breztri and Bevespi. Changes at CER. 8 Total revenue growth, per cent an anticipated Lynparza sales milestone 22% 18% 17% 14% 5% 11%10% 11% 3% major contributor$m 1,200 1,000 800 600 400 200 0 +$3.5bn incremental revenue of the new medicines compared to FY 20191

FY 2020: diversified and double-digit growth Oncology, US, Emerging markets drove performance Growth across Growth across Total revenue at actual exchange rates; changes at CER. Total revenue at actual exchange rates; changes at CER. 1. Emerging markets. 9 geographies Q4 2020 $m growth % ratio % FY 2020 $m growth % ratio % Total revenue7,4101010026,61710100 US EMs1 2,388 2,244 882 1,362 1,831 947 15 8 32 30 8,833 8,711 3,336 5,375 5,540 3,533 13 10 33 33 - EMs ex China 7 12 9 13 - China 9 18 11 20 Europe 12 25 9 21 Established rest of world (1) 13 5 13 therapy areas Q4 2020 $m growth % ratio % FY 2020 $m growth % ratio % Total revenue7,4101010026,61710100 Oncology 3,270 1,252 1,534 1,354 23 44 11,455 4,702 5,375 5,085 24 43 New CVRM 7 17 9 18 Respiratory & Immunology (2) 21 (0) 20 Other medicines 2 18 (2) 19

Accelerating the expansion into immunology Alexion: immune-mediated rare disease global leader Compelling scientific complementarity and synergy Combination of two science-and patient-centric organisations Further-sustained, industry-leading double-digit revenue growth Improved profitability and strengthened cash flow 10

Agenda Overview Oncology BioPharmaceuticals, Emerging markets Finance Pipeline update, news flow Closing and Q&A 11

Tagrisso and Imfinzi Global growth boosted by Europe and EMs Tagrisso: 36% growth to $4.3bn Imfinzi: 39% growth to $2.0bn 400 200 US Europe Established Rest of World (ERoW) EMs Total revenue at actual exchange rates; changes at CER and for FY 2020, unless stated otherwise. 12 1. Reimbursement in three, 40 and 66 countries, respectively. 2. Market research, December 2020. 3. National Reimbursement Drug List. US Europe ERoW EMs Total revenue at actual exchange rates; changes at CER and for FY 2020, unless stated otherwise. 4. Reimbursement in 28 and five countries, respectively. 5. Here unresectable, Stage III NSCLC. 6. Extensive-stage small cell lung cancer. $m Approvals 674 (NSCLC5), 514 (ES-SCLC6) 600•US +14% (58% of total) NSCLC matured; SCLC grew 500 Global expansion; ex US $857m 400•Europe $370m NSCLC access drove growth 300 •ERoW $329m Japan: +26%; NSCLC matured; SCLC launched 100•EMs $158m China NSCLC launch progressed 0 $m Approvals 5 (adjuvant), 87 (1st line) and 89 (2nd line)1 1,200•US +24% (36% of total) Growth despite 1,000high penetration •Europe +56% 8001st-line adoption from wider reimbursement 600 •ERoW +16% Japan: +14%, incl. 15% Q4 2019 price cut. >80% 1st-line share2 200•EMs +63% China +11% Q4 2020, including 0a part of 1st-line NRDL3 accrual

Lynparza PARP1 The globally-leading inhibitor Collaboration revenue at actual exchange rates. Collaboration with Merck & Co., Inc., Kenilworth, NJ, US, known as MSD out-side the US and Canada. $3.1bn revenue recorded; $4.6bn future potential. Product sales at actual exchange rates; changes at CER and for FY 2020, unless stated otherwise. 1. Poly ADP ribose polymerase. 13 2. Ovarian cancer. Approvals 78 (ovarian), 76 (breast), 55 (pancreatic) and 49 (prostate cancer) •US +40% (49% of total) 1st-line OC2 growth supported by new use in prostate cancer •Europe +51% 1st-line OC growth; emerging prostate •EMs +108% OC launch; NRDL to expand use •ERoW +32% Japan: +27%; ~14% Q2 2020 price cut. OC uptake continued Lynparza$m collaboration revenue 1,000 800 600 400 200 0 Upfront payment Option payments Regulatory milestones Sales milestones $m Lynparza 49% sales growth to $1.8bn 600 500 400 300 200 100 0 US Europe ERoW EMs

Calquence and *Enhertu*

Calquence accelerated; *Enhertu* launch continued

Calquence

Approvals: 51 (CLL[1]) and 23 countries (MCL[2])



$m
200
150
100
50
0
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020

- **Global $522m; US $511m**
- **US CLL**
  Share of new patients:
  Front line ~1/3 of BTKi[3] class and ~10% overall
  R/R >40% of BTKi class and ~20% overall[4]
- **Global CLL**
  Worldwide launch initiated; EU approval

US Europe ERoW EMs

Total revenue at actual exchange rates.

1. Chronic lymphocytic leukaemia 2. Mantle cell lymphoma (R/R) 3. Bruton tyrosine kinase inhibitor 4. IQVIA market research.

Enhertu

Approvals: US, EU, Japan (mBC[5]); US, Japan (mGC[6])



$m
40
30
20
10
0
Q1 2020
Q2 2020
Q3 2020
Q4 2020

- **Global $96m; US $93m**
  $200m in-market US sales by Daiichi Sankyo; no. 1 in 3rd-line setting
- **Ex US**
  Europe: France early access
  Japan: launched; royalty



ENHERTU
100 mg per vial
Daiichi-Sankyo AstraZeneca

US Europe

Collaboration revenue at actual exchange rates.

5. Metastatic breast cancer (3L, HER2+) 6. Metastatic gastric cancer (3L/2L+, HER2+).

14

BioPharmaceuticals: New CVRM Farxiga inflection point; strong progress Diabetes/HF: 9% growth driven by Farxiga, continued Brilinta: growth Farxiga Onglyza Bydureon Byetta Other Total revenue at actual exchange rates; changes at CER and for FY 2020, unless stated otherwise. 15 1. Sodium-glucose co-transporter 2 (inhibitor). 2. Type-2 diabetes. 3. IQVIA market research. US Europe ERoW EMs Total revenue at actual exchange rates; changes at CER and for FY 2020, unless stated otherwise. 4. Volume-based procurement. $m the fastest-growing SGLT21 in the fastest-growing T2D2 class3 1,000•Farxiga +30% 800US +6% Strong market growth offset by some price 600 Ex US (71% of total) 400Europe +35% Strong volume growth; SGLT2 leadership in several markets 200 EMs +55% 0Leading SGLT2; benefit from NRDL $m impacted by COVID-19 •Brilinta +2%: COVID-19 impact in all regions and China VBP4 price change 500 400 300 200 100 0

BioPharmaceuticals: Respiratory & Immunology Solid growth excluding the COVID-19 impact to Pulmicort Respiratory Encouraging growth everywhere Fasenra Symbicort Other Pulmicort Total revenue at actual exchange rates; changes at CER and for FY 2020, unless stated otherwise. 1. 12% growth excluding Pulmicort. 16 except EMs; Pulmicort impact in China •US +18%•EMs -18% Symbicort (+23%); market, volumePulmicort ($798m, -33%) lower and price growth. Fasenra (+25%)paediatric nebulisation use in China (1/2 of market) due to COVID-19; a recovery seen in Q4 in surgery •Europe +5% Symbicort (+2%). GrowthMaintenance use with Symbicort boost by Fasenra (+70%)($567m, +9%) continued forward •ERoW +1% Japan: -14%; lower Symbicort volume/price. Fasenra (+14%) $m stable1 2,000 1,500 1,000 500 0

BioPharmaceuticals: new launch medicines Portfolio of new medicines across uses and markets Fasenra Breztri Lokelma roxadustat 20% Total revenue at actual exchange rates. 1. Market shares are total patient share in severe, uncontrolled asthma; specialty pharmacies and ‘buy and bill’ market, IQVIA market research. 17 2. IQVIA market research. 3. Ryotanki: regulation in Japan that restricts prescriptions for medicines in their first year on the market to just two weeks. US Europe ERoW EMs Total revenue at actual exchange rates. 4. Market leadership in new-to-medicine patients, IQVIA market research. EMs Collaboration revenue at actual exchange rates. US, total patient share $m Anaemia in CKD •EMs $30m China launch progressed; $73m in-market sales; tens of ’000s of patients treated •US Regulatory decision Q1 ’21 20 10 0 Severe asthma •Europe $203m (+70%); Japan $100m (+14%) Leading biologic medicine in many markets1 •US $603m (+25%) Leading novel biologic1 100% 80% 60%50.4% 40%49.6% 0% Fasenra Subcutaneous IL5 competitor $m Hyperkalaemia •Global $76m; US $57m US market leadership4; COVID-19 market impact Japan accelerated; early sales in China and Europe 30 20 10 0 COPD •EMs $14m Ongoing launch in China; Q4 impact by NRDL accrual •Japan $9m ~1/4 of new patients2; year-end Ryotanki3 lift •US $5m Early launch; efficacy reso-nates with prescribers

Emerging markets Diverse and solid growth Emerging markets +10% EMs ex China +9%; China +11% Performance driven by new medicines +59% $m 2,500 2,000 1,500 1,000 500 0 China EMs ex China Total revenue at actual exchange rates; changes at CER and for FY 2020, unless stated otherwise. 18 Total revenue at actual exchange rates; changes at CER and for FY 2020, unless stated otherwise. 1. Total revenue at CER 2. Asia Pacific 3. Middle East, Africa and other 4. Latin America 5. Gastrointestinal; Losec, Nexium. (33% of total revenue; $1.1bn1 incrementally) •Oncology +36%: Tagrisso ($1.2bn); March 2021 NRDL inclusion New CVRM +31%: Forxiga (+55%); Brilinta (+4%) Respiratory & Immunology -18%: Pulmicort COVID-19 hit ($798m, -33%), but Symbicort continued up ($567m, +9%) •Diversified growth: AP2 +6%, MEA3 +1%, LA4 +13%, Russia +42% •Major 2020 NRDL inclusions: Lynparza, Forxiga, roxadustat Major 2020 VBP inclusions: Brilinta, legacy GI medicines5 Revenue anticipated to continue growing ahead of the long-term ambition of mid to high single-digit growth

Agenda Overview Oncology BioPharmaceuticals, Emerging markets Finance Pipeline update, news flow Closing and Q&A 19

Reported profit and loss Absolute values at actual exchange rates; changes at CER. Gross margin excludes the impact of collaboration revenue and any associated costs, thereby reflecting the underlying performance of product sales. 1. Includes distribution expenses 2. Research and development 3. Sales, general and administration 4. Percentage points. 20 Total revenue - product sales - collaboration revenue FY 2020 $m 26,617 25,890 727 change% total %revenue 10100 1197 (11)3 Q4 2020 $m 7,410 7,011 399 change% total %revenue 10100 1195 (4)5 Gross margin 79.5% 0.5 pp4 78.2% 1.1 pp Operating expenses1 - R&D2 expenses - SG&A3 expenses Other operating income 17,684 5,991 11,294 1,528 (2) 66 (1) 23 (3) 42 (1) 6 5,038 1,719 3,210 640 (5)68 1923 443 299 Operating profit 5,162 8119 1,487 18320 Tax rate 19.7% 13.9% EPS$2.44142$0.78249

Core profit and loss Absolute values at actual exchange rates; changes at CER. Gross margin excludes the impact of collaboration revenue and any associated costs, thereby reflecting the underlying performance of product sales. 21 Total revenue - product sales - collaboration revenue FY 2020 $m 26,617 25,890 727 change% total %revenue 10100 1197 (11)3 Q4 2020 $m 7,410 7,011 399 change% total %revenue 10100 1195 (4)5 Gross margin 80.0% 0.3 pp 78.6% 2.0 pp Operating expenses - R&D expenses - SG&A expenses Other operating income 15,633 5,872 9,362 1,531 659 1022 435 (2)6 4,654 1,707 2,838 642 863 1223 638 299 Operating profit 7,340 1728 1,899 2826 Tax rate 20.1% 17.6% EPS$4.0218$1.0724

Analysis: core operating profit and net debt Increasing operating leverage and cash flow progress Core operating profit Net debt broadly stable reflecting Residual Collaboration revenue (CR) Core OOI 1. Earnings before interest, tax, depreciation and amortisation; last four quarters. AstraZeneca credit ratings: Moody’s: short-term rating P-2, long-term rating A3, outlook negative. Standard & Poor’s: short-term rating A-2, long-term rating BBB+, outlook positive. Absolute values at actual exchange rates. 22 $bn continued improvement in EBITDA 0.3 Net debt: $12,110m EBITDA1: $8,311m 11.9 3.6 12.1 0.4 1.0 1.2 8.3 2.9 $m Sources of profit continued to progress 2,250 2,000 1,750 1,500 1,250 1,000 750 500 250 0 growth growth

Financial priorities FY 2020 results underpinned the strategic journey Deleveraging/dividend growth Revenue growth • As cash flow improves, deleveraging and progressive dividend policy Unchanged priorities for capital allocation +10% growth in total revenue in 2020 • Operating leverage • 59% ratio of core operating expenses to total revenue (vs. 60% in 2019) Cash-flow growth • 17% growth in core operating profit • 2020: continued improvement in cash-flow metrics; dividend cover • 28% core operating profit margin despite 2% lower core OOI • 2021: anticipate further improvement in cash flow Changes at CER. 23

2021 guidance Total revenue increase by a low teens percentage Core EPS faster growth to $4.75 to $5.00 Guidance is at CER. The guidance does not incorporate any revenue or profit impact from sales of COVID-19 Vaccine AstraZeneca. The Company intends to report these sales separately from the next quarter. Similarly, the guidance excludes the proposed acquisition by the Company of Alexion Pharmaceuticals, Inc., anticipated to close in Q3 2021. AstraZeneca recognises the heightened risks and uncertainties from the impact of COVID-19. Variations in performance between quarters can be expected to continue. 24

2021 and beyond: the acquisition of Alexion

Accelerating the strategic and financial development

- **Compelling scientific complementarity and synergy**
  - Increased immunology presence: complement system platform, currently applied in rare diseases
  - Pipeline boosted with 11 molecules across 20+ programmes
  - Leveraging AstraZeneca's precision-medicine capabilities

- **Combination of two science- and patient-centric organisations**
  - Focus on science and innovation
  - Patient-centric organisations with high-touch patient support services

- **Further-sustained, industry-leading revenue growth**
  - Attractive growth in specialty and highly-specialised/rare-disease care
  - Leverage AstraZeneca's global geographical reach to accelerate Alexion medicines
  - Double-digit average annual revenue growth through 2025

- **Improved profitability and strengthened cash flow**
  - Core operating margin significantly enhanced in the short term, and with continued margin expansion thereafter
  - Synergies c.$500m per year by the end of the third year following completion
  - Double-digit percentage core EPS accretion anticipated in the first three years following completion
  - Strong cash flow, rapid debt deleveraging with an ambition to increase the dividend
  - Strong, investment-grade credit rating to provide strategic and financial flexibility

Source: 12 December 2020 webinar and conference call for investors and analysts on the proposed Alexion acquisition. Targets provided above are aspirational only and should not be considered formal guidance. For details, including legal disclaimer, please visit: https://www.astrazeneca.com/investor-relations/astrazeneca-to-acquire-alexion.html.

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Agenda Overview Oncology BioPharmaceuticals, Emerging markets Finance Pipeline update, news flow Closing and Q&A 26

Continuing response to COVID-19

Advancing vaccine, antibody, other options



COVID-19 Vaccine AstraZeneca

- Late-stage trials recruited; >55k participants
- UK emergency use authorisation; EU conditional marketing authorisation
- US Phase III and additional data from pooled Oxford trials during Q1 2021

Granted conditional approval or emergency use in >50 countries

AZD7442 long-acting antibody (LAAB) combo

- PROVENT and STORMCHASER Phase III trial in pre- and post-exposure prophylaxis; 300mg IM[1] dose; potential for 12 months protection
- TACKLE Phase III trial of 600mg IM in outpatient setting and collaborator trials

First data in H1 2021

Other COVID efforts continue

- ***Farxiga*** DARE-19 Phase III trial
- **MEDI3506** ACCORD Phase II trial
- ***Symbicort*** INHASCO Phase IIIa trial
- ***Pulmicort*** TACTIC-COVID Phase IIIa trial STOIC Phase II trial positive

First data in H1 2021

1. Intra-muscular.

27

Building new standard of care: Farxiga From T2D to HF and CKD DAPA-HF Phase III trial DAPA-CKD Phase III trial New and upcoming milestones 1. Heart failure with reduced ejection fraction 2. Hazard ratio. Source: Hot Line Session 1, European Society of Cardiology 2019. 28 3. Myocardial infarction. 4. Heart failure with preserved ejection fraction. Source: Hot Line Session, European Society of Cardiology 2020. •HFrEF1: 26% risk reduction in primary endpoint 2 Now approved in US, EU and Japan •New DAPA-MI3 Phase III trial achieved first patient dosed •New Phase II trial of Farxiga + AZD9977 in CKD in H1 2021 •DELIVER Phase III trial in HFpEF4 with data in H2 2021 •First SGLT2 inhibitor with benefit in patients with and without T2D All secondary endpoints met, including all-cause mortality

Building new standard of care: anifrolumab The first new medicine for lupus (SLE) in 10 years Potential first-in-class Pooled analysis of the TULIP Regulatory and Source: abstract L17, American Congress on Rheumatology (ACR), 2019; Arthritis Rheum (69):376–86, 2017; Lancet Rheumatology, 2019. * Data generated using the revised restriction medication rules † In patients with OCS ≥10 mg/d at baseline ‡CLASI analysis includes patients with baseline CLASI score ≥10 § In TULIP-1 and MUSE trials, joint activity was assessed in patients with ≥8 swollen and ≥8 tender joints. In the TULIP-1 trial joint activity was assessed in patients with ≥6 swollen and ≥6 tender joints. OCS = oral corticosteroid. 29 Source: abstracts 0985, 1827, 1828, ACR 2020. trial programme at ACR 2020 •Early and sustained reduction in the activity of skin disease •Improvements in multiple organs and reduction in disease flares while sustaining steroid reduction Potentially the first new medicine for lupus (SLE) in over 10 years treatment for lupus (SLE) Consistency across multiple key endpoints at 300mg dose clinical status •Regulatory submissions US, EU, JP •Long-term safety results due 2022 •Ongoing developments •subcutaneous formulation •lupus nephritis •cutaneous lupus erythematosus •myositis Regulatory decisions anticipated in H2 2021

BioPharmaceuticals: ‘What’s next’

Expanding pipeline, including immunology

What’s next

Phase I/II new medicines, selected

MEDI3506 (IL33[1] mAb[2]) DKD[3] — Now PIIb ✓	**MEDI3506** (IL33 mAb) asthma, COPD, AD[11], COVID-19 — Now PII in asthma ✓
cotadutide (GLP-1[4]/glucagon co-agonist) NASH[5], DKD	**AZD1402** (IL4Rα[12] antagonist) asthma
AZD4831 (MPO[6] inhibitor) HFpEF — PIIa available ✓	**AZD0449, AZD4604** (inhaled JAK[13] inhibitors) asthma
AZD5718 (FLAP[7] inhibitor) CKD, CAD[8] — Now PII in CKD ✓	**MEDI7352** (NGF[14] TNF[15] bispecific fusion protein) pain
AZD9977 + *Farxiga* (MCR[9] modulator + SGLT2) HF with CKD	**AZD2693** (PNPLA3[16] inhibitor) NASH
zibotentan + *Farxiga* (ETR[10] antagonist + SGLT2) CKD	**AZD8233** (PCSK9[17] ASO[18]) dyslipidaemia — Now PII ✓

What’s now

Phase III new medicines

roxadustat anaemia in CKD	**PT027** asthma
nirsevimab respiratory syncytial virus	**tezepelumab** severe asthma
brazikumab inflammatory bowel disease[19]	**anifrolumab** lupus (SLE)

Phase III lifecycle management, major

	Fasenra multiple indications
Farxiga multiple indications — New PIII in MI ✓	***Breztri/Trixeo*** asthma

1. Interleukin-33 2. Monoclonal antibody 3. Diabetic kidney disease 4. Glucagon-like peptide-1 5. Non-alcoholic steatohepatitis 6. Myeloperoxidase 7. 5-Lipoxygenase-activating protein 8. Coronary artery disease 9. Mineralocorticoid receptor 10. Endothelin receptor 11. Atopic dermatitis (eczema) 12. Interleukin-4 receptor alpha 13. Janus kinase 14. Nerve growth factor 15. Tumour necrosis factor 16. Patatin-like phospholipase domain-containing protein 3 17. Proprotein convertase subtilisin/kexin type 9 18. Anti-sense oligonucleotide 19. Trial technically classified as Phase II.

30

Building new standard of care: *Tagrisso*

Moving into earlier lines of NSCLC, reshaping the standard of care

2nd line (T790M[1]) AURA3 Phase III trial



Probability of progression-free survival
1.0
0.8
0.6
0.4
0.2
0
0
3
6
9
12
15
18
Months
Tagrisso
Platinum-pemetrexed

PFS[2] by investigator	*Tagrisso* (n=279)	Chemotherapy (n=140)
Median PFS, months (95% CI[3])	**10.1** (8.3-12.3)	**4.4** (4.2-5.6)
HR (95% CI)	**0.30** (0.23-0.41), p<0.001	

From the first approval in 2015...

1st line (EGFRm) FLAURA Phase III trial



Probability of overall survival
Time from randomisation (months)
89%
83%
74%
59%
54%
44%

Proven ORR[4], PFS and overall survival

...to proven overall survival in 1st line...

Adjuvant (EGFRm) ADAURA Phase III trial



Disease-free survival probability
97%
89%
79%
69%
53%
41%
No. at risk
Tagrisso
Placebo

First and only medicine to show benefit in these patients

...and now c.80% reduction in risk of disease recurrence in adjuvant

1. Substitution of threonine (T) with methionine (M) at position 790 of exon 20 mutation 2. Progression-free survival. 3. Confidence interval.
Source: abstract PL03.03, WCLC 2016.

4. Objective response rate.
Source: abstract LBA5, European Society for Medical Oncology Congress 2019.

Source: abstract LBA5, ASCO 2020. Stage IB to IIIA; disease-free survival by investigator assessment.

31

Building new standard of care: Calquence All data in CLL support a best-in-class potential Relapsed/refractory (R/R) Front line (FL) BTK inhibitor head-to-head TK inhibitors head to head in R/R 80 CLL p<0.0001 Met primary endpoint of non-0.49 (0.26, 0.95) A ca la-G erior PFS 179 166 161 157 153 150 148 147 103 94 43 40 4 3 Superior safety on key measure of c wer atrial fibrillation (AFib) IdR = idelalisib BR = bendamustine and rituximab. Source: abstract LB2606, The European Hematology Association 2019. 32 Source: abstract 31, The American Society of Hematology, 2019. Progression-free survival (%) ASCEND Phase III trial (0.20-0.49), p<0.0001 From a PFS HR of 0.31 in the R/R setting… HR (95% CI) Calquence vs IdR/BR 0.31 ELEVATE-TN Phase III trial IRC-Assessed Progression-Free Survival Median follow-up 28.3 months 100 93% 60 40 20 0 0 6 12 18 24 30 36 Number at risk Months 179 176 170 168 163 160 159 155 109 104 46 41 4 2 177 162 157 151 136 113 102 86 46 41 13 13 3 2 Kaplan-Meier estimates performed by IRC and all analyses for the intention-to-treat population. No. of events: Acala-G, 14 (7.8%); Acala, 26 (14. aPost hoc analysis. i Sharman, ASH •Fir B ELEVATE-RR Phase III trial 2019 st Phase III trial to evaluate two Hazard ra tio (95% CI) A c vs Acal vs Aca acala 42 5%); G-C ala-G G-Clb abrutinib G-Clb la-G vs brutiniba lb, 93 (52.5 0.10 (0.06, 0.17) 0.20 (0.13, 0.30) p<0.0001 • inf %) • lo Non-inferiority on PFS and superiority on AFib …to a HR of 0.20 for mono and 0.1 for combinations in the FL setting R hter’s transformation occurred in: Acala-G n=1, Acala n=5, G-Clb n=1 HR (95% CI) Calquence + obinutuzumab vs chlorambucil + obinutuzumab 0.10 (0.06-0.17), p<0.0001 Calquence vs chlorambucil + obinutuzumab 0.20 (0.13-0.30), p<0.0001 Acala G-Clb ( Median PFS 22.6 months [95% CI 87% 47% 20.2, 27.6])

Oncology: 'What's next'

Solid pipeline moving forward

What's next

Phase I/II new medicines, selected

adavosertib (WEE1[1] inhibitor) uterine, ovarian cancer	**ceralasertib** (ATR[7] inhibitor) solid tumours, blood cancers
oleclumab (CD73[2] mAb) solid tumours	**AZD4635** (A2AR[8] inhibitor) solid tumours
AZD4573 (CDK9[3] inhibitor) blood cancers	**MEDI5752** (PD-1[9]/CTLA4[10] mAb) solid tumours
MEDI2228 (BCMA[4] ADC[5]) blood cancers	**AZD2811** (Aurora B inhibitor) solid tumours, blood cancers
AZD5991 (MCL1[6] inhibitor) blood cancers	**AZD0466** (Bcl-2[11]/xL) solid tumours, blood cancers

What's now

Phase III new medicines

datopotamab deruxtecan Now PIII ✓ lung cancer	**camizestrant (AZD9833)** Now PIII ✓ breast cancer
monalizumab head & neck cancer	**capivasertib** breast, prostate cancer
savolitinib NSCLC[12]	**tremelimumab** multiple cancers

Phase III lifecycle management, major

	Lynparza multiple cancers
Tagrisso NSCLC	***Enhertu*** multiple cancers
Imfinzi multiple cancers	***Calquence*** multiple cancers

1. Tyrosine kinase WEE1 2. 5'-nucleotidase 3. Cyclin-dependent kinase 9 4. B-cell maturation antigen 5. Antibody drug conjugate 6. Induced myeloid leukaemia cell differentiation protein 7. Ataxia telangiectasia and rad3-related kinase 8. Adenosine A2A receptor 9. Programmed cell death protein 1 10. Cytotoxic T-lymphocyte-associated protein 4 11. B-cell lymphoma 2 12. Potentially pivotal Phase II.

33

Late-stage pipeline events in the 2021-2022 timeframe

Busy news flow continues; Phase III readouts increase into 2021

	H1 2021	H2 2021	2022
Regulatory decision	*Tagrisso* - adjuvant NSCLC (EGFRm) (CN) *Lynparza* - breast cancer (BRCAm) (CN) *Koselugo* - neurofibromatosis type 1 (NF1) (EU) *Farxiga* - CKD (US) *Brilique/Brilinta* - CAD/T2D CVOT (EU, JP, CN) *Brilique* - stroke (THALES) (EU) **roxadustat** - anaemia in CKD (US) *Symbicort* - mild asthma (EU)	*Tagrisso* - adjuvant NSCLC (EGFRm) (EU) *Lynparza* - prostate cancer (2L) (CN) *Forxiga* - CKD (EU, JP, CN) *Brilinta* - stroke (THALES) (CN) **anifrolumab** - lupus (SLE) (US, EU, JP)	*Imfinzi* - ES-SCLC (CN)
Regulatory submission and/or acceptance	*Imfinzi* - unresectable, Stage III NSCLC (PACIFIC-2) *Calquence* - CLL (R/R) (ELEVATE R/R) *Fasenra* - nasal polyps **tezepelumab** - severe asthma *COVID-19 Vaccine AstraZeneca* - SARS-CoV-2 (US, JP) **AZD7442** - SARS-CoV-2	*Imfinzi* - NSCLC (1L) (PEARL) *Imfinzi* **+/- treme** - NSCLC (1L) (POSEIDON) *Imfinzi* **+/- treme** - liver cancer (1L) *Lynparza* - adjuvant breast cancer *Lynparza* - prostate cancer (1L, castration-resistant) *Enhertu* - breast cancer (2L, HER2+)	*Imfinzi* - limited-stage SCLC *Imfinzi* - liver cancer (locoregional) *Imfinzi* - biliary tract cancer *Lynparza* - ovarian cancer (3L, BRCAm) *Enhertu* - breast cancer (3L, HER2+) (Phase III) *Enhertu* - breast cancer (HER2 low) *Calquence* - CLL (CN) *Koselugo* - NF1 (JP, CN) *Farxiga* - HF (HFpEF) **roxadustat** - anaemia in myelodysplastic syndrome **PT027** - asthma
Key Phase III data readouts	*Imfinzi* - unresectable, Stage III NSCLC (PACIFIC-2) *Imfinzi* **+/- treme** - NSCLC (1L) (POSEIDON) (OS) *Lynparza* - adjuvant breast cancer *COVID-19 Vaccine AstraZeneca* - SARS-CoV-2 **AZD7442** - SARS-CoV-2	*Imfinzi* - NSCLC (1L) (PEARL) *Imfinzi* **+/- treme** - liver cancer (1L) *Lynparza* - prostate cancer (1L, castration-resistant) *Enhertu* - breast cancer (3L, HER2+) (Phase III) *Enhertu* - breast cancer (2L, HER2+) *Enhertu* - breast cancer (HER2 low) *Farxiga* - HF (HFpEF) **PT027** - asthma	*Imfinzi* - limited-stage SCLC *Imfinzi* - liver cancer (locoregional) *Imfinzi* - biliary tract cancer **roxadustat** - anaemia in myelodysplastic syndrome **nirsevimab** - respiratory syncytial virus

Status as of 11 February 2021.

34

Agenda Overview Oncology BioPharmaceuticals, Emerging markets Finance Pipeline update, news flow Closing and Q&A 35

AstraZeneca Pipeline-driven in summary transformation 1. In FY 2020, speciality-care medicines (Oncology, Brilinta, Lokelma, roxadustat and Fasenra) comprised 53% of total revenue 2. Cardiovascular, Renal & Metabolism and Respiratory & Immunology. 36 Innovative medicines in Oncology and BioPharmaceuticals2 Experienced and proven team Global presence Balanced specialty and primary-care franchises1 Leading emerging markets presence with R&D base Strong pipeline 22 Phase III medicines and significant lifecycle projects Advancing early-and mid-stage pipeline Improving financials Eight blockbuster medicines Returned to durable revenue and earnings growth Focus on operating leverage and cash flow

Questions & Answers Now launched: AIR As part of ongoing efforts to make sustainability data transparent and accessible, the new Analyst Interactive Reporting (AIR) centre provides sustainability data in a single platform, covering global information from key performance indicators for Access to healthcare, Environmental protection and Ethics and transparency astrazeneca.com/investors/air 37

Appendix: 'What's next'

Next key milestone by project

Oncology

Project	Target	Phase	Indication	Next milestone
adavosertib	WEE1	II	uterine, ovarian cancer	Phase III start
ceralasertib	ATR	II	solid tumours blood cancers	Phase II data
oleclumab	CD73	II	solid tumours	Phase II data
AZD4635	A2AR	II	solid tumours	Phase II data
AZD4573	CDK9	II	blood cancers	Phase II data
MEDI5752	PD-1/ CTLA4	I	solid tumours	Phase II start 2021
MEDI2228	BCMA	I	blood cancers	Phase II start 2021
AZD2811	Aurora B	I	solid tumours blood cancers	Phase II start 2021
AZD5991	MCL1	I	blood cancers	Phase II start 2021
AZD0466	Bcl-2/xL	I	solid tumours blood cancers	Phase I data 2021 Phase I start 2021

BioPharmaceuticals: CVRM

Project	Target	Phase	Indication	Next milestone
cotadutide	GLP-1/ glucagon	II	NASH DKD	Phase IIb data H2 2021 Phase II data 2022
AZD4831	MPO	II	HFpEF	Phase IIb start H1 2021
AZD5718	FLAP	II	CKD CAD	Phase IIb data 2022 Phase IIa data H1 2021
AZD9977 + *Farxiga*	MCR + SGLT2	I	HF with CKD	Phase II start H1 2021
zibotentan + *Farxiga*	ETR + SGLT2	-	CKD	Phase II start H1 2021
AZD2693	PNPLA3	I	NASH	Phase I data H2 2021
AZD8233	PCSK9	II	dyslipidaemia	Phase II data H2 2021

BioPharmaceuticals: Respiratory & Immunology

Project	Target	Phase	Indication	Next milestone
MEDI3506	IL33	I II	COPD asthma, AD, COVID-19, DKD	Phase I data 2021 Phase II data through 2021
AZD1402	IL4Rα	I	asthma	Phase II start H1 2021
AZD0449 AZD4604	JAK	I	asthma	Phase II start H1 2021 Phase I start H1 2021
MEDI7352	NGF TNF	I/II	Pain	Phase II start, Phase II data

Status as of 11 February 2021.

38

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